Exhibit 12.1

COMPUTATION OF RATION OF EARNINGS TO FIXED CHARGES

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency for each of the years ended December 31, 2012, 2011, 2010, 2009 and 2008. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have earnings. We have derived the deficiency of earnings to cover fixed charges from our historical financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Fiscal Year Ended December 31,
	2012	2011	2010	2009	2008
(dollars in thousands)
Net loss	$(94,465)	$(109,388)	$(140,166)	$(87,703)	$(43,754)

Add back: Fixed charges	471	518	367	146	183
Total adjusted net loss	$(93,994)	$(108,870)	$(139,799)	$(87,557)	$(43,571)

Fixed charges:
Interest expense	275	287	194	30	92
Interest portion of rental expense	196	231	173	116	91

Total fixed charges	471	518	367	146	183

Deficiency of earnings available to fixed charges (1)	$(94,465)	$(109,388)	$(140,166)	$(87,703)	$(43,754)

(1)	Because of the deficiency of earnings available to cover fixed charges, the ratio information is not applicable.